January 16, 1997


Mr. Douglas W. Baena
19901 East Country Club Drive
Building Two, Apartment 104
Aventura, Florida 33180

Dear Sir:

         Reference is made to an Employment Agreement ("Agreement") dated as of January 1, 1995, as amended as of June 28, 1995, by and between you ("Employee") and the undersigned (Corporation").

         This is to confirm our understanding and agreement as follows:

         1.  The Agreement is hereby amended in the following respects:

                  a. The Corporation shall have the right at any time during the term of the Agreement to terminate the Agreement at its sole discretion and for any reason whatsoever immediately upon the giving of 30 days' written notice of such termination and specifying the effective time thereof; provided, however, that if the Corporation shall not have terminated Employee prior to April 30, 1997 pursuant to this paragraph, Employee shall have the right at any time during the term of the Agreement to terminate the Agreement at his sole discretion upon the giving of 30 days written notice of such termination and specifying the effective time thereof. Upon either of such terminations, the Corporation shall pay to Employee a severance payment (the "Severance Payment") of $75,000 payable in 12 monthly installments of $6,250 each, commencing on the first day of the calendar month immediately following any such termination (subject to all required withholding).

Mr. Douglas W. Baena
January 16, 1997
Page 2


                  b. Paragraph 1 of the Agreement is deleted and in lieu thereof Employee agrees to serve in such executive capacity as may be assigned to him from time to time by the Board of Directors of the Corporation.

                  c. Paragraphs 4(ii), 6(b) and 9 of the Agreement are hereby deleted in their entirety.

                  d. Notwithstanding anything contained in the fourth full paragraph of Section 13(c) of the Agreement to the contrary, if the Agreement is terminated by either the Corporation or Employee pursuant to paragraph 1(a) hereof, and regardless of the payment of severance thereunder, from and after such termination, the fourth full paragraph of Section 13(c) relating to "Non Competition" shall no longer apply to Employee; provided, however, that if Employee engages in any activity that would have been violative of such portion of Section 13(c) ("Competitive Activity"), then all remaining obligations of the Corporation with respect to Severance Payment installments to be paid from and after such Competitive Activity shall thereupon cease, and all rights of Employee to the remainder of such Severance Payment shall be forfeited.

         2. Except as provided in paragraph 1(d) in the event of any conflict between the provisions of the Agreement and this letter, the provisions of this letter shall prevail. Except as provided herein, the Agreement shall continue in full force and effect without change or modification.

         If the foregoing correctly sets forth our understanding, please indicate your agreement in the space provided below.

                                           Very truly yours,

                                           MAKO MARINE INTERNATIONAL, INC.


                                           By:  /s/ Hugh Landon Russ, Jr.
                                                Vice President/Secretary
AGREED:


/s/ Douglas W. Baena